UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 1, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Joint Press Release	Press

by Siemens and Nokia	Espoo, Finland, Munich, Germany, 2013/07/01

Nokia to fully acquire Siemens’ stake in NSN

Nokia Corporation and Siemens AG today announced that they have entered into a definitive agreement pursuant to which Nokia acquires Siemens’ entire 50% stake in their joint venture, Nokia Siemens Networks. The acquisition has been approved by the Board of Directors of Nokia as well as the Managing and Supervisory Boards of Siemens, and is subject to the customary regulatory approval process.

The purchase price for Siemens’ stake is EUR 1.7 billion and the transaction is expected to close during the third calendar quarter of 2013. Upon closing of the planned acquisition, Nokia Siemens Networks will become a wholly owned subsidiary of Nokia.

Stephen Elop, President and CEO of Nokia, commented: “With its clear strategic focus and strong leadership team, Nokia Siemens Networks has structurally improved its operational and financial performance. Furthermore, Nokia Siemens Networks has established a clear leadership position in LTE, which provides an attractive growth opportunity. Nokia is pleased with these developments and looks forward to continue supporting these efforts to create more shareholder value for the Nokia group.”

Joe Kaeser, Siemens CFO, commented: “With this transaction, we continue our efforts to strengthen our focus on Siemens’ Core areas of Energy management, Industry and Infrastructure as well as Healthcare. The full acquisition of Nokia

Siemens AG Wittelsbacherplatz 2 80333 Munich Germany	Nokia Group Keilalahdentie 2-4 FI-02150 Espoo Finland

Joint Press Release

by Siemens and Nokia

Siemens Networks by Nokia offers an attractive opportunity to actively shape the telecom equipment market for the future and create sustainable value.”

Nokia Siemens Networks was established on April 1, 2007, as a joint venture combining Nokia’s Networks Business Group and Siemens’ carrier-related operations for fixed and mobile networks. Nokia Siemens Networks has since become a leading global provider of telecommunications infrastructure, deploying networks that help people stay connected in more than 150 countries around the world. The company’s focus is in offering innovative mobile broadband technology and services.

Nokia will continue to consolidate Nokia Siemens Networks for financial reporting purposes as well as continue to strengthen the company as a more independent entity. Accordingly, Nokia plans to retain the existing management and governance structure at Nokia Siemens Networks, with Rajeev Suri continuing as CEO and Jesper Ovesen continuing as Executive Chairman of the Nokia Siemens Networks Board of Directors, which will adjust to the changing ownership structure.

Nokia Siemens Networks’ operational headquarters will remain in Espoo, Finland, and the company will continue to have a strong regional presence in Germany, including its major hub in Munich. Nokia supports the current management plan, including the already in-progress Nokia Siemens Networks restructuring plan that remains unchanged as a result of this announcement. In accordance with this transaction, the Siemens name will be phased out from Nokia Siemens Networks’ company name and branding. Nokia and Nokia Siemens Networks plan to confirm the new name and brand at the closing of the transaction.

The purchase price totals EUR 1.7 billion, of which EUR 1.2 billion will be paid in cash at the closing of the transaction. The balance of EUR 0.5 billion will be paid in

Siemens AG Wittelsbacherplatz 2 80333 Munich Germany	Nokia Group Keilalahdentie 2-4 FI-02150 Espoo Finland

Joint Press Release

by Siemens and Nokia

the form of a secured loan from Siemens due one year from closing. Nokia has obtained committed bank financing for the EUR 1.2 billion cash portion.

Contact for journalists:

Siemens AG, Media Relations

Wolfram Trost, phone: +49 89 636-34794

E-mail: wolfram.trost@siemens.com

Nokia, Communications

Phone: +358 7180 34900

E-mail: press.services@nokia.com

Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the fields of industry, energy and healthcare as well as providing infrastructure solutions, primarily for cities and metropolitan areas. For over 165 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is the world’s largest provider of environmental technologies. Around 40 percent of its total revenue stems from green products and solutions. In fiscal 2012, which ended on September 30, 2012, revenue from continuing operations totaled €78.5 billion and income from continuing operations €4.7 billion (incl. IAS 19R and reclassification of the solar business into continuing operations). At the end of September 2012, Siemens had around 370,000 employees worldwide on the basis of continuing operations. Further information is available on the Internet at: www.siemens.com.

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit www.nokia.com/about-nokia.

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned acquisition by Nokia of Siemens’ entire stake in Nokia Siemens Networks (referred to below as “Acquisition”); B) the closing of the Acquisition; C) expected plans and benefits related to or caused by such Acquisition; D) expectations of financial performance including cash position;

Siemens AG Wittelsbacherplatz 2 80333 Munich Germany	Nokia Group Keilalahdentie 2-4 FI-02150 Espoo Finland

Joint Press Release

by Siemens and Nokia

E) the timing and expected benefits of strategies, including expected operational and financial benefits and targets; F) expectations regarding market developments and structural changes; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to risk in relation to the Acquisition such as the ability to obtain necessary approvals for the Acquisition as well as internal and external operating factors relating to, for example, the intensity of competition in the various markets where we do business, the development of the mobile and communications industry, general economic conditions globally and regionally and the ability to invest in and timely introduce new competitive products, services, upgrades and technologies. These factors include in particular, but are not limited to factors that Nokia has identified in more detail on pages 12-47 of its annual report on Form 20-F for the year ended December 31, 2012 under Item 3D “Risk Factors”, filed with the US Securities and Exchange Commission (referred to below as “SEC”) and available for instance through www.nokia.com/financials, and Nokia Siemens Networks has described on pages 50-51 of its 2012 Annual Report available for instance through www.nokiasiemensnetworks.com/about-us/company/financial as well Siemens has described in Item 3: Key information – Risk factors of Siemens’ most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of Siemens’ most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of Siemens’ most recent interim report. Further information about risks and uncertainties affecting Siemens is included throughout the most recent annual and interim reports, as well as the most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout the most recent annual report on Form 20-F and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia nor Siemens do neither intend nor assume any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Siemens AG Wittelsbacherplatz 2 80333 Munich Germany	Nokia Group Keilalahdentie 2-4 FI-02150 Espoo Finland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: July 1, 2013	/s/	DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

	/s/	DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling